UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 8, 2021

Khosla Ventures Acquisition Co.

(Exact name of registrant as specified in its charter)

Delaware	001-40131	86-1488707
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2128 Sand Hill Road Menlo Park, California	94025
(Address of principal executive offices)	(Zip Code)

(650) 376-8500

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	KVSA	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Khosla Ventures Acquisition Co. (“KVSA”) is a blank check company incorporated as a Delaware corporation and formed for the purpose of effecting a merger, stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. On June 9, 2021, KVSA entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”) with Valo Health, Inc., a Delaware corporation (“Valo”), Valo Health, LLC, a Delaware limited liability company (“Valo Holdco” and, together with Valo, the “Valo Parties”) and Killington Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of KVSA (“Merger Sub”).

On June 9, 2021, concurrently with the execution of the Merger Agreement, KVSA entered into subscription agreements (the “PIPE I Subscription Agreements”) with certain investors (collectively, the “PIPE I Investors”), pursuant to, and on the terms and subject to the conditions of which, the PIPE I Investors have collectively subscribed for 16,855,000 shares of KVSA Class A common stock, par value $0.0001 per share (“KVSA Common Stock”), for an aggregate purchase price equal to $168,550,000 (the “PIPE I Investment”). The PIPE I Investment will be consummated substantially concurrently with the closing of the Merger Agreement (the “Closing”).

On July 30, 2021, KVSA entered into additional subscription agreements (the “PIPE II Subscription Agreements”) with certain investors (collectively, the “PIPE II Investors”), pursuant to, and on the terms and subject to the conditions of which, the PIPE II Investors have collectively subscribed for an additional 3,231,250 shares of KVSA Common Stock for an aggregate purchase price equal to $32,312,500 (the “PIPE II Investment”). The PIPE II Investment will be consummated substantially concurrently with the Closing.

On November 8, 2021, KVSA entered into additional subscription agreements (the “PIPE III Subscription Agreements”) with certain investors (collectively, the “PIPE III Investors”), pursuant to, and on the terms and subject to the conditions of which, the PIPE III Investors have collectively subscribed for an additional 112,500 shares of KVSA Common Stock for an aggregate purchase price equal to $1,125,000 (the “PIPE III Investment”). The PIPE III Investment will be consummated substantially concurrently with the Closing.

The PIPE III Subscription Agreements for the PIPE III Investors are substantially the same as the PIPE I Subcription Agreements and PIPE II Subscription Agreements, including with respect to certain registration rights. In particular, KVSA is required to no later than 30 calendar days following the Closing, submit to or file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement registering the resale of such shares. Additionally, KVSA is required to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 90th calendar day following the Closing if the SEC notifies the Company that it will “review” the registration statement and (ii) the fifth business day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. The Company must use commercially reasonable efforts to keep the registration statement effective until the earliest of: (a) the date the PIPE II Investors no longer hold any registrable shares, (b) the date all registrable shares held by the PIPE II Investors may be sold without restriction under Rule 144 and (c) two years from the date of effectiveness of the registration statement. The KVSA Common Stock acquired pursuant to the PIPE III Investment will be subject to a lock-up for 180 days following the Closing, subject to early release in certain circumstances.

The PIPE III Subscription Agreements will terminate with no further force and effect upon the earliest to occur of: (i) such date and time as the Merger Agreement is terminated in accordance with its terms; (ii) the mutual written agreement of the parties to such PIPE III Subscription Agreement; (iii) if any of the conditions to closing set forth in such PIPE III Subscription Agreements are not satisfied on or prior to the Closing and, as a result thereof, the transactions contemplated by the PIPE III Subscription Agreements fail to occur; and (iv) at the election of the investor, May 3, 2022, if the Closing has not occurred on or before such date.

The foregoing description of the PIPE III Subscription Agreements does not purport to be complete and is qualified in its entirety by reference to the form of subscription agreement filed as Exhibit 10.1 to KVSA’s Current Report on Form 8-K filed on June 9, 2021, which is incorporated by reference herein.

Item 3.02 Unregistered Sales of Equity Securities

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the PIPE III Investment is incorporated by reference in this Item 3.02. The shares of KVSA Common Stock to be issued in connection with the PIPE III Investment will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act.

Item 7.01 Regulation FD Disclosure

On November 9, 2021, KVSA and Valo issued a joint press release announcing the PIPE II Investment and PIPE III Investment. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information in this Item 7.01, including Exhibit 99.1, of this Current Report on Form 8-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liability under that section, and shall not be deemed to be incorporated by reference into any filing of KVSA under the Securities Act, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in such filing.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between KVSA and Valo. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed business combination, KVSA filed a registration statement on Form S-4, as amended with the SEC, which includes a document that serves as a prospectus and proxy statement of KVSA, referred to as a proxy statement/prospectus. A proxy statement/prospectus was sent to all KVSA stockholders on or about October 22, 2021. KVSA also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of KVSA are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by KVSA through the website maintained by the SEC at www.sec.gov.

The documents filed by KVSA with the SEC also may be obtained free of charge at KVSA’s website at https://khoslaventuresacquisitionco.com/kvsa.

Participants in Solicitation

KVSA and Valo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from KVSA’s stockholders in connection with the proposed transaction. A list of the names of the directors and executive officers of KVSA and information regarding their interests in the business combination are contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of KVSA, the combined company or Valo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between KVSA and Valo. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of KVSA’s securities, (ii) the risk that the transaction may not be completed by KVSA’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by KVSA, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the stockholders of KVSA, the satisfaction of the minimum trust account amount following redemptions by KVSA’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE III investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Valo’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Valo and potential difficulties in Valo employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Valo or against KVSA related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of KVSA’s securities on a national securities exchange, (xi) the price of KVSA’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which KVSA plans to operate or Valo operates, variations in operating performance across competitors, changes in laws and regulations affecting KVSA’s or Valo’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive healthcare industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of KVSA’s registration on Form S-1 (File No. 333-253096), the registration statement on Form S-4 discussed above and other documents filed by KVSA from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and KVSA and Valo assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither KVSA nor Valo gives any assurance that either KVSA or Valo or the combined company will achieve its expectations.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	Form of Subscription Agreement (incorporated by reference as Exhibit 10.1 to KVSA’s Current Report on Form 8-K filed on June 9, 2021)

99.1	Press Release, dated as of November 9, 2021

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Khosla Ventures Acquisition Co.

Date: November 9, 2021	By:	/s/ Peter Buckland
		Name:	Peter Buckland
		Title:	Chief Financial Officer

Exhibit 99.1

Valo Health and Khosla Ventures Acquisition Co. Announce Additional PIPE Commitments

•	Additional PIPE commitments since SPAC announcement total $33.5M

•	Anticipated PIPE proceeds total over $200M exceeding initial targets

•	New commitments made by CEO & Founder, David Berry and CFO, Graeme Bell

BOSTON, MA and MENLO PARK, CA, November 9, 2021 — Valo Health, LLC (“Valo”), the technology company using human-centric data and artificial intelligence (AI) powered computation to transform the drug discovery and development process, and Khosla Ventures Acquisition Co. (Nasdaq: KVSA) (“KVSA”), a special purpose acquisition company sponsored by an affiliate of Khosla Ventures, LLC (“Khosla Ventures”), today announced that the private placement of common stock (“PIPE”) investment in connection with their previously announced business combination had expanded from $168.5M to over $200M exceeding initial targets.

Since the original announcement of the business combination on June 9th, 2021, additional commitments of $33.5M were made by multiple institutional investors in July and recent commitments were made by Valo’s CEO & Founder David Berry, and CFO Graeme Bell (which, in the case of Valo’s CEO & Founder and CFO, will be subject to a 180-day lock-up following the closing, subject to early release in certain circumstances).

“The expanded PIPE investment further demonstrates a vote of confidence in our mission and approach to transforming the drug discovery and development process,” said Valo CEO & founder David Berry, Ph.D.

“Since we announced the business combination earlier this year, we have seen additional demand from investors and David’s personal investment is a testimony to the confidence in the business,” said Samir Kaul, Founding Partner and Managing Director at Khosla Ventures. “I look forward to joining the board after closing and deepening the already close relationship Khosla Ventures has with Flagship Pioneering, Valo, and its executive leadership team.”

The transaction is expected to close in the fourth quarter of 2021. The combined company is expected to operate under the name Valo Health Holdings, Inc. and trade on the New York Stock Exchange under the “VH” ticker symbol (subject to New York Stock Exchange’s approval of KVSA and Valo’s listing application).

About Valo Health

Valo Health, LLC (“Valo”) is a technology company built to transform the drug discovery and development process using human-centric data and artificial intelligence-driven computation. As a digitally native company, Valo aims to fully integrate human-centric data across the entire drug development life cycle into a single unified architecture, thereby accelerating the discovery and development of life-changing drugs while simultaneously reducing costs, time, and failure rates. The company’s Opal Computational Platform™ is an integrated set of capabilities designed to transform data into valuable insights that may accelerate discoveries and enable Valo to advance a robust pipeline of programs across cardiovascular metabolic renal, oncology, and neurodegenerative disease. Founded by Flagship Pioneering and headquartered in Boston, MA, Valo also has offices in Lexington, MA, San Francisco, CA, Princeton, NJ, and Branford, CT. To learn more, visit www.valohealth.com.

About KVSA

KVSA is a special purpose acquisition company sponsored by affiliates of Khosla Ventures. Khosla Ventures manages a series of venture capital funds that make early-stage venture capital investments and provide strategic advice to entrepreneurs building companies with lasting significance. The firm was founded in 2004 by Vinod Khosla, co-founder of Sun Microsystems. Khosla Ventures has over $15 billion dollars of assets under management and focuses on a broad range of sectors including artificial intelligence, agriculture/food, consumer, enterprise, financial services, health, space, sustainable energy, robotics, VR/AR and 3D printing. Collectively, Khosla Ventures portfolio of investments has created nearly half a trillion dollars in market value.

Contacts

Valo Media:

Jennifer Hanley, Corporate Communications jhanley@valohealth.com

Investor Contact:

Graeme Bell, CFO gbell@valohealth.com

KVAC

Peter Buckland, CFO

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Valo and KVSA. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of KVSA’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4, and other documents filed by KVSA from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Valo and KVSA assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Valo nor KVSA gives any assurance that either Valo or KVSA will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, KVSA has filed, and the SEC has declared effective, a Registration Statement on Form S-4 containing a proxy statement/prospectus. The proxy statement/prospectus was sent to the stockholders of KVSA on or about October 22, 2021. KVSA and Valo also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of KVSA are urged to read the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by KVSA and Valo through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

KVSA and Valo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from KVSA’s stockholders in connection with the proposed transaction. Information about KVSA’s directors and executive officers and their ownership of KVSA’s securities is set forth in KVSA’s filings with the SEC. To the extent that holdings of KVSA’s securities have changed since the amounts printed in KVSA’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination are contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.